Exhibit 99.1

Aeterna Zentaris Receives Nasdaq Notification Regarding Minimum Bid Price Compliance; No Immediate Impact on Listing

CHARLESTON, S.C., July 29, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that on July 28, 2021, the Company received notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon a closing bid price of less than $1.00 per share for the Company’s common stock for the prior 30 consecutive business day period, the Company no longer satisfies Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a grace period of 180 calendar days, through January 24, 2022, to evidence compliance with the Rule. To evidence compliance with the Rule, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before January 24, 2022. In the event the Company does not timely evidence compliance with the Rule, the Company may be eligible for an additional 180-day grace period or may face delisting. In the latter case, the Company would be entitled to request a hearing before the Nasdaq Hearings Panel, which request would stay any delisting action by the Staff pending completion of the hearing process.

The Company’s business operations are not affected by the receipt of the Nasdaq notice.

Nasdaq’s notice has no immediate effect on the listing of the Company’s common shares on Nasdaq and does not otherwise impact the Company’s listing on the Toronto Stock Exchange. The Company is considering the options available to it to evidence compliance with the Rule prior to the expiration of the grace period.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD) in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing preclinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2, the virus that causes COVID-19.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s ability to regain compliance with the minimum bid price requirement, the impact of Nasdaq’s notice on the listing of the Company’s common shares on Nasdaq and the Toronto Stock Exchange and the Company’s ability to meet the minimum stockholders’ equity requirement for continued listing under Nasdaq Listing Rule 5550(b)(3). These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential, “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com